Mail Stop 4561
									November 23, 2005

Mr. Neil Christiansen
Chief Executive Officer
Freedom Resources Enterprises, Inc.
901 East 7800 South
Midvale, UT 84047

      Re:	Freedom Resources Enterprises, Inc.
		Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005,
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Form 10-QSB for Fiscal Quarter Ended September 30, 2005
		File No. 0-32735

Dear Mr. Christiansen:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Item 8A.  Controls and Procedures, page 7

1. Please represent to us that your officers carried out their evaluation of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), if true, and revise your disclosure in future filings to reflect the correct rule references.

Item 13.  Exhibits and Reports on Form 8-K, page 10

2. Please revise the section 302 certification filed as exhibit
31.1
to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the period end, rather than as of a date within 90 days of the filing. Refer to Management`s Report on Internal Control over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm> for guidance.  Please make conforming changes to the Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2005

Financial Statements

Unaudited Condensed Statements of Operations, page 7

3. We note your disclosure at Note 11 regarding the settlement of debt in February 2005. Please advise us of the facts and circumstances resulting in the gain you recognized from the settlement of debt. Please include the nature of the accounts payable and identify the creditor in your response. Also, describe the terms under which you were released from these obligations. Finally, explain how you considered paragraph 16 of SFAS 140 in recognizing a gain on this transaction.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Neil Christiansen
Freedom Resources Enterprises, Inc.
November 23, 2005
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